File No.: 82-34801

Paul *Hastings*

07024294

Paul Hastings • Gaikokuho Kyodo Jigyo
34F Ark Mori Bldg., P.O. Box 577
1-12-32, Akasaka, Minato-Ku, Tokyo 107-6034 Japan
telephone 81 3 6229 6100 facsimile 81 3 6229 7100 www.paulhastings.com

011-81-3-6229-6014
howardcheng@paulhastings.com

SEC MAIL PROCESSING
RECEIVED
JUN 04 2007
WASH. D.C. 161 SECTION

June 1, 2007

SUPPL

Office of International Corporate Finance
Attn: Mr. Paul M. Dudek
SEC Headquarters
100 F Street, NE
Washington, DC 20549
Office of Investor Education and Assistance
(202) 551-6551

Re: HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of HOYA CORPORATION, a corporation incorporated under the laws of Japan, we hereby furnish to the U.S. Securities and Exchange Commission the information set forth in Annex A attached hereto pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended.

In the event of any questions, please do not hesitate to contact the undersigned.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

PROCESSED
JUN 12 2007
THOMSON
FINANCIAL

Very truly yours,

Howard Cheng
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

dlw 6/11

cc: Mr. Naoji Ito
HOYA CORPORATION

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE APRIL 28, 2007

June 1, 2007

A. ENGLISH LANGUAGE DOCUMENTS

1. Announcement of "HOYA and PENTAX Enter into an Agreement on Management Integration" dated on May 31, 2007 submitted to the Tokyo Stock Exchange (Exhibit 1). Japanese translation also attached (Exhibit 2)

B. JAPANESE LANGUAGE DOCUMENTS

1. Announcement of "HOYA and PENTAX Enter into an Agreement on Management Integration" dated on May 31, 2007 submitted to the Tokyo Stock Exchange (Exhibit 2). English translation also attached (Exhibit 1)

平成19年5月31日

各　位

会 社 名　HOYA株式会社
代表者名　代表執行役最高経営責任者　鈴木　洋
（コード番号　7741　東証一部）
問合せ先　IR・広報グループマネージャー
伊藤　直司
電　　話　03-3952-1160

会 社 名　ペンタックス株式会社
代表者名　代表取締役社長　綿貫　宜司
（コード番号　7750　東証一部）
問合せ先　IR・広報部長　岡村　次郎
電　　話　03-3960-2698

経営統合に関する合意書締結についてのお知らせ

HOYA株式会社(以下、「HOYA」といいます)とペンタックス株式会社(以下、「ペンタックス」といいます)は、本日、HOYAがペンタックスの全ての株式を取得するための公開買付け(以下、「本公開買付け」)を行った後、株式交換等の組織再編取引等適切な方法によりHOYAがペンタックスを完全子会社化することによって経営統合を行う(以下、「本件経営統合」といいます)旨の合意書を締結致しました。

両社は、平成18年12月21日付け「HOYAとペンタックスの経営統合に向けた基本合意について」にて発表したとおり、お互いが「最良のパートナー」であるとの認識に基づき、「合併に関する基本合意書」(以下、「基本合意書」といいます)を締結致しました。その後、平成19年4月10日付けペンタックスプレスリリース及び平成19年4月23日付けHOYAプレスリリースにてお知らせしたとおり、基本合意書にて予定していた平成19年10月1日を合併期日とする合併を断念致しましたが、上記の認識に変わりはなく、経営統合を実現するための合併に代わる代替的手法について協議を重ねた結果、このたび合意書を締結したものです。

なお、本公開買付けその他の詳細については、確定次第お知らせする予定です。

1　本件経営統合の目的

HOYAとペンタックスは、両社の保有する経営資源を相互補完的に活用することにより、強固な経営基盤を確立するとともに、両社の得意な光学・精密加工技術によって、魅力ある製品を開発、より広い範囲の顧客に対して提供を行うことにより、企業価値の創出を図ってまいります。

経営統合後は、光学、映像、材料を共通の技術基盤として、ライフケア、オプティクス、情報エレクトロニクス、アイケア、イメージングシステムの事業分野を中心に事業ポートフォリオの最適化を図り、情報エレクトロニクス分野とアイケア分野の安定した収益力を投入することにより、ライフケア分野の戦略的成長を目指すとともに、オプティクス分野の垂直統合によって事業構造を質的に転換し、競争力のさらなる強化を実現することを目指してまいります。

HOYA、ペンタックスの各ブランドは、経営統合後もそれぞれの事業ブランドとしてこれまで通り継続いたします。

2　本件経営統合の方法

(1) 本公開買付けの内容

HOYAは、本件経営統合を実行するため、ペンタックスの普通株式、新株予約権及び新株予約権付社債を対象として本公開買付けを実施致します。経営統合に関する合意書において、HOYA及びペンタックスは、ペンタックスが、HOYAの書面による事前同意がない限りは買収防衛策を発動させないこと、本公開買付けが成立したことを条件として信託型ライツプランにかかるペンタックス第1回新株予約権（平成17年6月24日に開催されたペンタックスの株主総会決議に基づき発行された新株予約権のことをいいます。以下同じ。）を消却する旨の取締役会決議を行うこと、HOYAがペンタックスの株券等を取得又は保有することがペンタックスの企業価値最大化に反するおそれがない旨、本公開買付けについて、取締役会決議を行うことを合意し、ペンタックスは本日その取締役会においてこれらの事項を決議いたしました。なお、本公開買付けは、ペンタックスが本公開買付けに賛同する旨の取締役会決議が行われていること等のHOYA及びペンタックスが合意した前提条件が全て成就された場合に実施されます。

本公開買付けの主な内容は次の通りです。

① 買付価格

普通株式　　：1株につき金770円

平成15年10月14日開催のペンタックスの取締役会の決議に基づき発行された円建転換社債型新株予約権付社債(以下「ペンタックス転換社債」といいます)

：1個(各社債の額面金額100万円)につき金1,425,926円

ペンタックス第1回新株予約権

：1個につき1円

② 買付予定株式数の上限

なし。

③ 買付予定株式数の下限

134,127,000株

（信託型ライツプランに係るペンタックス第1回新株予約権を控除して計算した場合の、買付け等を行った後におけるHOYAの株券等所有割合は99%）。

但し、ペンタックスの第77期定時株主総会で、剰余金の配当額が1株につき7円を上回る金額で承認されなかったことをHOYAが確認した場合には、遅滞なく、当該買付予定株式数の下限を67,740,000株（修正後買付予定数）に引き下げます（但し、HOYAの判断により上記の条件が充足されない場合であっても買付予定数の下限の引下げを行う可能性もあります。）。修正後買付予定数（67,740,000株）は、対象者の平成18年9月30日現在の発行済株式総数（127,697,952株）から対象者の保有する自己株式127,646株を除き、ペンタックス転換社債4,251百万円に付された転換権の行使により発行または移転される可能性のある対象者の普通株式の最大数7,911,585株を加えた数（135,481,891株）の約50.00%に相当します。

④ 公開買付けの開始時期

本年6月上旬を予定しています。

(2) 本公開買付け後の経営統合の方法

本公開買付けによりHOYAがペンタックスの全ての株式を取得できなかった場合は、HOYAとペンタックスを統合するに際して問題となる税務・会計上の影響、米国証券法上の継続開示義務の有無、第三者との契約関係等を勘案の上、HOYA株式を対価とする株式交換等の組織再編取引等の適切な方法で、本公開買付けの後にHOYAがペンタックスの完全親会社となることが予定されています。

なお、株式交換により完全親会社化する場合における株式交換比率は、ペンタックス株式の価値については上記(1)①に定めるペンタックスの普通株式に係る買付価格を参考にし、HOYA株式の価値についてはその市場株価の状況を参考にあわせて様々な分析を総合的に勘案し、HOYA及びペンタックス両社の株主の利益を損なわないように配慮しつつ、再度第三者機関に評価を依頼した上で、両社間の合意によりペンタックス株主に交付する対価に関する条件を決定する予定です。

また、HOYA及びペンタックスは、本公開買付けが成立した場合には、ペンタックスが直ちにペンタックス転換社債を繰上償還する旨を合意しています。

なお、本公開買付けの成立後、両社の経営の完全統合後のあるべき姿を協議・検討する期間においては、ペンタックスは、独立した法人としてペンタックスの商号を維持しながら業務運営を行い、主要事業間の相互シナジーを維持・発展させます。また、この間、ペンタックスの業務の執行は、ペンタックスから選任された執行役員がこれを行い、主要事業は各事業の事業本部長がその雇用を含む運営及び収益に関し責任を負う予定です。

以　上

May 31, 2007

Company Name: HOYA CORPORATION
Representative: Hiroshi Suzuki
President and CEO
(TSE Code: 7741)
Contact: Manager of Corporate Communications
Title/name: Naoji Ito
Telephone: 03-3952-1160

Company Name: PENTAX Corporation
Representative: Takashi Watanuki
President & CEO
(TSE Code: 7750)
Contact: IR Public Relations Manager
Title/name: Jiro Okamura
Telephone: 03-3960-2698

HOYA and PENTAX Enter into an Agreement on Management Integration

As described below, today, HOYA CORPORATION ("HOYA") and PENTAX Corporation ("PENTAX") have entered into an agreement to effect their management integration (the "Management Integration") by making PENTAX into a wholly-owned subsidiary of HOYA through a tender offer by HOYA to purchase all shares of PENTAX (the "Tender Offer") to be followed by a share exchange or other appropriate business reorganization transaction.

As announced in the press release titled "HOYA and PENTAX Reach Basic Understanding for Management Integration" dated December 21, 2006, of HOYA and PENTAX, based on the recognition that they are "the best possible business partners", HOYA and PENTAX entered into a Basic Agreement for Merger (the "Basic Agreement") on that date. This shared common understanding has remained constant. Notwithstanding our announcement by press release (by PENTAX on April 10, 2007 and HOYA on April 23, 2007) of our decision to abandon the merger planned for October 1, 2007 under the Basic Agreement, we have continued discussions on alternatives to the merger in order to achieve management integration and have consequently entered into this agreement.

Details of the Tender Offer and other related matters will be announced as soon as they

become finalized.

1. Purpose of the Management Integration

HOYA and PENTAX aim to establish a solid management foundation by leveraging managerial resources of the two companies in a mutually complementary manner and to enhance corporate value by utilizing the two companies' strength in optical and precision processing technologies to develop appealing products and provide them to a broader customer base.

Following the Management Integration, based on our common core technological foundation in optics, imaging and materials, HOYA and PENTAX aim to optimize their business portfolios, focusing on the life care, optics, information technology, eye care and imaging systems areas. Expected stable revenues from the information technology and eye care areas will support the life care area in achieving strategic growth. In addition, vertical integration in the optics field will lead to qualitative structural reform and further strengthen competitiveness.

Each of HOYA and PENTAX will continue to use its own brand after the management integration.

2. Method of the Management Integration

(1) Terms of the Tender Offer

In order to implement the Management Integration, HOYA will conduct the Tender Offer to purchase shares of common stock, share subscription warrants and corporate bonds with share subscription warrants of PENTAX. HOYA and PENTAX have agreed that (i) PENTAX shall not take any action through its rights plan without HOYA's prior written consent, (ii) PENTAX's board of directors will resolve to cancel, subject to the completion of the Tender Offer, the share subscription warrants issued based on a resolution adopted at the shareholders' meeting of PENTAX held on June 24, 2005 relating to PENTAX's trust-type rights plan (the "1st Series Share Subscription Warrants") and (iii) PENTAX's board of directors will resolve that HOYA's acquisition or possession of PENTAX's shares, etc. with respect to the Tender Offer is not inconsistent with the maximization of PENTAX's corporate value, and PENTAX's board of directors today has resolved the abovementioned matters. The Tender Offer will be conducted subject to the satisfaction of all conditions precedent that have been agreed to by HOYA and PENTAX, including the adoption by PENTAX's board of directors of a resolution in support of the Tender Offer.

The principle terms of the Tender Offer are as follows:

a. Purchase Price

Common stock of PENTAX: 770 Yen per share.

Yen-denominated convertible bonds with share subscription warrants issued based on a resolution of PENTAX's board of directors held on October 14, 2003 (the "Convertible Bonds"): 1,425,926 Yen per face value of 1 million Yen.

1st Series Share Subscription Warrants: 1 Yen per warrant.

b. Upper limit of the number of shares to be purchased

None.

c. Lower limit of the number of shares to be purchased

134,127,000 shares.

(The ownership percentage of PENTAX shares which will be owned by HOYA following the purchases under the Tender Offer is 99.00% (for this purpose, excluding from the calculation the 1st Series Share Subscription Warrants).)

If HOYA confirms that, at the 77th ordinary shareholders' meeting of PENTAX, the dividend amount approved thereat does not exceed 7 Yen per share, HOYA will, without delay, decrease the lower limit of the number of shares to be purchased to 67,740,000 shares (the revised number of shares to be purchased). (Even if the above conditions are not fulfilled, HOYA may, in its discretion, decrease the lower limit of the number of shares to be purchased.) The revised number of shares to be purchased (67,740,000 shares) is equivalent to approximately 50.00% of the number of PENTAX shares (135,481,891 shares) obtained by deducting 127,646 shares of treasury stock from the number of the outstanding PENTAX shares as of September 30, 2006 (127,697,952 shares) and adding 7,911,585 shares which represent the maximum number of PENTAX shares that may be issued or transferred to the holders of the Convertible Bonds (the outstanding principal amount of which is 4,251 million Yen) upon the exercise of the conversion rights attached thereto.

d. Timing of commencement of the Tender Offer

Planned for early June 2007.

(2) Method of the Management Integration following the Tender Offer

If HOYA fails to acquire all shares of PENTAX's common stock by the Tender Offer, HOYA and PENTAX will effect a share exchange, in which shares of HOYA's common stock will be used as consideration, or other appropriate business reorganization transaction in order to make PENTAX a wholly owned subsidiary of HOYA, taking into account taxation and accounting effects which may pose issues in connection with the business integration of the two companies, the determination of the applicability of the ongoing disclosure requirements under the United States securities laws, the terms of the existing contracts with third parties, and other factors.

Regarding the share exchange ratio if PENTAX becomes a wholly owned subsidiary of HOYA through a share exchange, the terms relating to the consideration to be provided to PENTAX's shareholders will be agreed to between the two companies upon receipt of an evaluation to be requested of a third-party organization once again; in connection therewith, the two companies will, with respect to the value of the PENTAX shares, take into account the purchase price for such shares in the Tender Offer and, with respect to the value of the HOYA shares, take into account their market price while considering various analyses in a comprehensive manner, and give due consideration so as not to impair the interests of either companies' shareholders.

Also, HOYA and PENTAX have agreed that, in the event of the completion of the Tender Offer, PENTAX will immediately thereafter redeem the Convertible Bonds before maturity.

After the completion of the Tender Offer, while considering methods for achieving full management integration, PENTAX will conduct its business as an independent legal entity and maintain its corporate name, and maintain and extend cross-divisional synergies. We plan to appoint officers from PENTAX to conduct its business, and the general manager of each division will be responsible for that division's operations (including employment) and earnings.

END